ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of Intention, Filed May 25, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO LTD.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of the Toronto Stock Exchange (the "Exchange"), notification is hereby given that ATCO Ltd. (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares (the "Class I Shares") on the terms set forth in this Notice. The issued and outstanding Class I Shares are listed on the Exchange under the trading symbol "ACO.X".

ATCO LTD.

ATCO Ltd. is the parent of a group of subsidiaries which include: ATCO Structures Inc., engaged in the manufacture, sale and lease of workforce housing worldwide; ATCO Noise Management Ltd., engaged in the design and construction of acoustic buildings and enclosures for industrial applications; and Canadian Utilities Limited which, along with its subsidiaries, is engaged in electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia, natural gas gathering, processing, transmission, storage and distribution, and technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6

SHARES SOUGHT

On May 17, 2004, there were 26,301,481 Class I Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 26, 2005 the Corporation may acquire up to 1,315,074 Class I Shares, being approximately 5% of the Class I Shares outstanding as at May 17, 2004. If market conditions permit, the Corporation presently anticipates that it will acquire up to 789,044 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 17, 2004.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class I Shares are non-voting shares and the Class II voting shares of the Corporation (the "Class II Shares") carry one vote per share in all circumstances. Each Class II Share may be converted to one Class I Share at the shareholder's option.

In the event an offer to purchase Class II Shares is made to all holders of Class II Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, then provided an offer is not made to the holders of Class I Shares on the same terms and conditions, the Class I Shares shall be entitled to the same voting rights as the Class II Shares. The Class I and II Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class I Shares pursuant to this Notice on May 27, 2004. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 26, 2005 or on such earlier date as the maximum number of Class I Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class I Shares pursuant to this Notice will be effected through the facilities of Exchange. The Corporation does not presently intend to purchase Class I Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class I Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class I Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class I Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class I Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class I Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class I Shares and by its belief that the purchase of Class I Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class I Shares and Class II Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class I Shares. There are no outstanding stock options to purchase Class II Shares and, accordingly, there will be no corresponding dilution to Class II Shareholders, within their class, resulting from the exercise of stock options. Class II Shareholders wishing to participate in the normal course issuer bid may convert their Class II Shares into Class I Shares pursuant to the terms of the Class II Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 83,000 Class I Shares at an average trading price of $47.20 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2003 and expires on May 26, 2004. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2004. Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation or any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class I Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 19th day of May, 2004.

Per: (signed) "*James A. Campbell*"
Senior Vice President, Finance
Chief Financial Officer

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Report of Voting Results, filed May 26, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO
GROUP

Corporate Office

May 26, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

ATCO Ltd. – Report of Voting Results
Annual Meeting of Shareholders held May 19, 2004

In accordance with Section 11.3 of National Instrument 51-102, the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of ATCO Ltd. (the "Corporation") held on May 19, 2004 in Calgary, Alberta are as follows:

Election of Directors

The ten nominees set forth in the Management Proxy Circular dated March 24, 2004 were elected as directors of the Corporation by a resolution passed by a unanimous vote held by a show of hands.

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation by a resolution passed by a unanimous vote held by a show of hands.

ATCO Ltd.

[signed]
Pat Spruin
Assistant Corporate Secretary

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623